BUGANDA LAND BOARD

Services Agreement Between the Buganda Land Board (BLB)and ViVA for the Regulatory Compliance Implementation Project for Land Transactions

11th NOVEMBER 2015

VIVA INTERNATIONAL

Barnabas Ndawula (Advocate)
I.D. No 1886
P.O.Box 29359, Kampala
Tel 0772-466189
Email: bndawula@gmail.com

THIS SERVICES AGREEMENT ("Agreement") is made and entered into on November 11, 2015, by and between VIVA COMPLIANCE TECHNOLOGIES UGANDA LTD., c/o VIVA HOLDINGS PTE. LTD., DBA ViVA International ("ViVA"), with offices located at Suite 501, Fortune Executive Tower JLT, Dubai, UAE; and the Buganda Land Board (BLB) a professional body set up by His Majesty the Kabaka of Buganda to manage land and properties returned under the Restitution of Assets and Properties Act of 1993 ("BLB"), located at P.O. Box 14205, Kampala, Uganda. In this Agreement, ViVA and the BLB are sometimes referred to as the "Parties" and individually referred to as the "Party".

WITNESSETH:

Whereas: Buganda Land Board (BLB) is interested in upgrading their registration service system to improve efficiency and reduce fraud in land transactions in Buganda.

Whereas: BLB desires to conduct this upgrade through a Build-Own-Operate method, granting toViVA the right to operate a comprehensive system solution which includes a self-service Single Window website to satisfy all requirements and registrations for land regulation compliance, including electronic payment of fees, in Buganda (the "System") and sell to the public, as mandated by BLB,services that will include initially biometric identification of land owners and registerers; land registration; ownership transfer; land use change; and land subdivision transactions (the "Services").

Whereas: ViVA is interested in financing, installing and operating this System for the BLB, using World Compliance Technologies'(WCT)technology and systems software.

Whereas: ViVA and WCT have produced the BLB Regulatory Compliance Implementation Project Plan, dated 22 April 2015 (the "Implementation Plan"), and the Buganda On-line Compliance & Registration System Summary, dated September 2015; and BLB has reviewed and approved this Implementation Plan and Summary. Proposed dates for each phase of System implementation are subject to change based on factors outside the control of ViVA, including the final signing date of this agreement.

Whereas:BLB is willing to grantViVA the right to build, own and operate said System, using WCT technology and systems software, for the provision of said Services, while BLB and ViVAshare in the resulting profits as set out below. ViVA and WCT have produced the estimated investment costs and annual operating costs for said System in the BLB Land Registration Project Cost Breakdown,

dated 23 September 2015; and BLB has reviewed and approved this.

NOW THEREFORE: The Parties wish to enter into this Agreement with the objective of implementing and executing the Project (as defined below) to improve the efficiency and security of land transactions in Buganda and in consideration of the promises, as well as the mutual obligations herein made and undertaken, the Parties, intending to be legally bound, hereby covenant and agree as follows:

SECTION 1
ALLOCATION OF RESPONSIBILITIES AND EFFORT

1.1 ViVA

ViVA represents and warrants that WCT has granted ViVA the appropriate rights and licenses to use WCTtechnology and systems software for the Systems.

ViVA agrees to:

- Implement and operate the System, including performing the functions of delivery and implementation of technical solution, including software use licenses, technical support for operations and training, training of operators and technicians, System and data security; staffing, equipping, training, and supervision of Service centers; promotion and advertising of Services, and education of users; project integration; Measurements of Success (defined below); and financing of all implementation costs to include equipment, software, testing, and labor (the "Project").

- Provide the financial structure for the Project.

- Provide financing of all implementation costs to include equipment, software, testing and labor.

- Provide promotion and marketing of the program and education of users.

- Design, install and operate the Project to generally accepted international standards.

- Develop key performance criteria and measurements of success ("Measurements of Success") to be mutually agreed by the Parties by the date ("Project Operation Date") that is one year after

(Advocate)
P.O.Box 23359, Kampala
Tel 0772-466189

Initial Operation. "Initial Operation" is the date on which the first successful transaction on the Project System is open to public (e.g., not a test).

- From and after the Project Operation Date, execute the Project according to the Measurements of Success. If the Parties cannot mutually agree on the Measurements of Success by the Project Operation Date, they will continue discussions until such agreement is reached.

- Deliver accurate and timely reports to BLB on Services and users, starting on the [Project Operation Date].The schedule and format of these reports to be determined by mutual agreement by the Parties and in accordance with the agreed Measurements of Success.

- Comply with requests by BLB to add new services to the System; provided, however, that provision of such new or additional services shall be contingent on mutual agreement between the Parties and BLB providing the necessary additional funding.

- From and after Initial Operation, BLB will give ViVA the first right of refusal with respect to any projects, systems or programs that are similar or related to the Systems or the Project that may be undertaken by the BLB.

- Within 30 days of the Effective Date (4.2 below) of this agreement, ViVA will form a System Steering Committee composed of BLB and WCT members (to be determined). The purpose of this Committee will be to facilitate and coordinate the implementation and operation of the System, and to conduct the annual pricing review (2.1 below).

1.2 ViVA, using WCT technology, systems software, and technical support, agrees to:

- Deliver and implement the technical system solution for the Project.

- Provide all required software use licenses.

- Provide all technical support for System operations.

- Provide all necessary training of operators and technicians.

Barnabas Ndawula (Advocate)
I.D. No 1886
P.O.Box 29359 Kampala
Tel 0772-466189
Email: bndawula@gmail.com

- Provide and maintain Project and System data security.

- Provide System integration with BLB and Ugandan/Buganda systems and databases.

1.3 BLB

BLB hereby grants to ViVA the right to build own and operate the System, using WCT technology and systems software, to implement the Project, and to sell the Services to the public during the term of this Agreement, on the terms and conditions set forth herein.

BLB represents and warrants to ViVA that BLB: (i) has the power and authority to grant to ViVA the rights set forth above; (ii) has the right and power, and has taken all necessary action, to authorize, execute, deliver and perform this Agreement in accordance with its terms; (iii) has obtained, and is in compliance with, all licenses and approvals applicable to or required in connection with the System and the Project, including from the government of Uganda; and (iii) is authorized to collect Fees (as defined below) and to grant ViVA the right to collect such Fees. BLB further represents that this Agreement has been duly authorized and executed by BLB and constitutes its valid and legally binding obligation, enforceable in accordance with its terms.

BLB agrees to:

- Cooperate with ViVA's implementation and operation of the Project to ensure maximum efficiency and service to customers.

- Cooperate and provide any necessary assistance to ViVA's marketing of the Services.

- Provide information from BLB data bases and systems as required, e.g., demographic, financial, technical, etc.

- Provide liaison with other government entities and agencies to obtain any additional necessary approvals to ensure the Project can be operationally implemented as expeditiously as practicable.

- Provide assistance and liaison with other Ugandan/Buganda government systems to facilitate integration and work process engineering of the Project into BLB workflow effort.

- Review Project operations and financial management on a regular basis.

SECTION 2
COMPENSATION

2.1 BLB hereby authorizes ViVA to collect transaction fees for Services delivered to all Service users ("Fees"), to include initial service and all added or additional services according to the initial fee schedule:

Service	ViVA Transaction Fee
Biometric Registration	**UGX 50,000**
Other Services (e.g. Land/leasehold registration, Title Transfer, Subdivision, Land Usage Change)	**UGX 250,000**

BLB's fee will be deducted from these amounts as described in Para. 2.2
Below. At the end of every twelve month period after initiation of any service,
ViVA and BLB will conduct a formal pricing review, where they will discuss
Possible fee changes based on business results. The objective of any changes
mutually agreed upon will be to deliver the most economic services as possible to
the land owners of the Kingdom of Buganda.

2.2 BLB will receive per-transaction fees according to the schedule below:

Service	BLB Transaction Fee
Biometric Registration	**UGX 10,000**
Other Services (e.g. Land/leasehold registration, Title Transfer, Subdivision, Land Usage Change)	**UGX 20,000**

Barnabas Ndawula (Advocate)
I.D. No 1886
P.O.Box 29359, Kampala
Tel 0772-466189
Email: bndawula@gmail.com

ViVA will electronically remit BLB Transaction Fees in UGX to a designated BLB
Bank account at the time of transaction.

2.3 BLB will have the right to pre-approve compensation rates for service center personnel.

SECTION 3
COSTS

3.1 Each Party will cover its own costs for the implementation and operation of Project. This provision applies to the initial planning and preparation as well as the ongoing design, implementation, marketing activities and execution of the Services.

3.2 The costs referred to in this section do not include the project costs and post signature project operating costs all of which shall be undertaken by VIVA.

3.3 Provided that in the event that BLB takes on any project costs this shall result into a commensurate reduction in the overall cost to the consumer (BLB Client).

SECTION 4
TERM AND TERMINATION

4.1 The term of this Agreement will begin on the Effective Date (as defined below) and continue for a period of ten (10) years, unless otherwise earlier terminated as provided below. This Agreement is automatically renewable for up to two (2) additional five (5) year periods, for a total of 20 years, as long as Viva is satisfactorily meeting the Measurements of Success.

4.2 The Effective Date of this Agreement is the date on which it is signed by both of the Parties hereto.

4.3 Either Party may terminate this Agreement upon thirty (30) days' prior written notice to the other Party if such other Party is in breach of any material provision of this Agreement. In this case, the Parties will determine an expedited demobilization period.

Barnabas Ndawula (Advocate)
I.D. No 1886
P.O.Box 29359, Kampala
Tel 0772-466189
Email: bndawula@gmail.com

4.4 Upon such termination, all rights and duties of the Parties toward each other shall cease except that the Parties shall be obliged to pay unpaid compensation, if any, in accordance with the provisions of Section 2 (Compensation) hereof.

4.5 If after five years from the date of the first collection of a fee from a customer
Through the System it is the BLB's desire to obtain a perpetual license in the
System and operate the system itself rather than continuing the business
Arrangement documented herein, the BLB may, within 30 days of the end of the
5 year operational period, provide ViVA a notice of its desire to obtain such a
Perpetual license. Upon receipt of such a notice, ViVA and the BLB will enter into
Good-faith negotiations for the BLB's potential purchase of such a perpetual, paid
Up, non-exclusive, non-transferable license in the System to use it for the purpose
Of land registration. The actual purchase of such a perpetual license in the
System shall occur only upon the mutual written agreement on the license terms,
Including price, and the modification of this Agreement to incorporate such terms
in Accordance with Section 17 hereof. If the Parties are unable to agree on the
Terms of a perpetual license within 60 days from ViVA's receipt of the written
Notice from the BLB cited above, this Agreement shall be unchanged and shall
Continue in full force and effect, unmodified.

SECTION 5
FORM OF AGREEMENT/ RELATIONSHIP OF PARTIES

Each Party will be and act as an independent contractor and not as an agent or partner of, or joint venture with the other Party for any purpose related to this Agreement or the transactions contemplated by this Agreement. Nothing in this Agreement shall in any way be construed to constitute ViVA as an agent or employee of BLB. ViVA shall perform the Services hereunder as an independent contractor. Further, no Party, by virtue of this Agreement, will have any right,

Barnabas Ndawula (Advocate)
I.D. No 1586
P.O.Box 23359, Kampala
Tel 0772-466189
Email bndawula@gmail.com

power or authority to act or create any obligation, expressed or implied, on behalf of the other Party.

SECTION 6
PUBLICITY

Any news release, public announcement, advertisement or publicity proposed to be released concerning the Parties efforts in connection with the Project will be subject to the prior written approval of all Parties prior to release. Any such public announcement, release or disclosure shall give due credit to the contribution of each Party.

SECTION 7
LIMITATION OF LIABILITY

Except for claims based on any infringement of intellectual or other proprietary rights, the liability of either Party to the other for any claims, liabilities, actions or damages arising out of or relating to this Agreement, however caused and regardless of the legal theory asserted, including breach of contract or warranty, tort, strict liability, statutory liability or otherwise, shall not, in the aggregate, exceed the amount of out-of-pocket costs incurred by the other Party under this Agreement. In no event shall any Party be liable to the other for any punitive, exemplary, special, indirect, incidental or consequential damages including, but not limited to; lost profits, lost revenues, lost business opportunities, loss of use or equipment down time, and loss of or corruption to data) arising out of or relating to this Agreement, regardless of the legal theory under which such damages are sought, and even if the Parties have been advised of the possibility of such damages or loss.

SECTION 8
WARRANTIES

In addition to the representations and warranties set forth in Section 1 hereof, each Party warrants that it has the right to enter into this Agreement and fully perform all obligations herein undertaken.

Barnabas Ndawula (Advocate)
I.D. No 1886
P.O.Box 29359, Kampala
Tel 0772-466189
Email: bndawula@gmail.com

SECTION 9
INTELLECTUAL PROPERTY

9.1 Each Party warrants that the data, information, and other material furnished to the other Party does not constitute a misappropriation of or infringement upon any third-party rights in any USA patent, copyright, trademark, trade secret or other intellectual or proprietary right of any third-party.

9.2 Retention of Ownership. The Parties under this Agreement will retain all right, title and interest in and to the irrespective licensed technology (e.g., software, code and other trademark or copyright protected materials), including all worldwide technology and intellectual property and proprietary rights, and no transfer of intellectual property rights are included in this Agreement. Upon termination or expiration of this Agreement, each Party will provide documentation satisfactory to the other Party to assure the conveyance of all such right, title and interest to such other Party.

9.3 Preservation of Notice. Parties shall not remove, efface or obscure any copyright or trademark notices or other proprietary notices or legends from any licensed technology or materials provided under this Agreement, and shall reproduce all such notices and legends when incorporating licensed technology or materials into any Integrated Products.

SECTION 10
ASSIGNMENT

Neither Party shall assign or in any manner transfer its interests nor does any part thereof in this Agreement, without the prior written consent of the other Party.BLB agree to provide its consent to an assignment of this Agreement in connection with any financing obtained for the Project.

SECTION 11
GOVERNING LAW

The law of England and Wales shall govern the performance and interpretation of this Agreement as well as any disputes arising hereunder.

SECTION 12
DISPUTE RESOLUTION

Any dispute arising out of or relating to this Agreement shall be resolved in accordance with the procedures specified in this Section, which shall be the sole and exclusive procedures for the resolution of any such disputes.

12.1 Negotiation. The Parties shall attempt in good faith to resolve any dispute arising out of or relating to this Agreement promptly by negotiation between the Parties. Any person may give the other Party written notice of any dispute not resolved in the normal course of business. Within 15 days after delivery of the notice, the receiving Party shall submit to the other a written response. The notice and response shall include (a) a statement of that Party's position and a summary of arguments supporting that position and (b) the name and title of the person who will represent that Party and of any other person who will accompany the Party. Within 30 calendar days after delivery of the initial notice, the parties shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to attempt to resolve the dispute. All reasonable requests for information made by one Party to the other will be honored. All negotiations pursuant to this clause are confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence.

12.2 Mediation. If the dispute has not been resolved by negotiation as provided herein within 45 days after delivery of the initial notice of negotiation, or if the Parties failed to meet within 30 days after delivery, the Parties shall endeavor to settle the dispute by mediation in accordance with the Mediation Rules of the DIFC-LCIA Arbitration Center, which rules are deemed to be incorporated by reference into this clause. Unless otherwise agreed, the parties will select a mediator from a panel of neutral certified mediators.

12.3 Arbitration. Any dispute arising out of or relating to this Agreement, including the breach, termination or validity thereof, which has not been resolved by mediation as provided herein within 45 calendar days after initiation of the mediation procedure shall be finally resolved by arbitration; provided, however, that if one Party fails to participate in either the negotiation or mediation as agreed herein, the other Party can commence arbitration prior to the expiration of the time periods set forth above. The number of arbitrators shall be three. The arbitration shall be governed by the

Barnabas Ndaula (Advocate)
I.D. No 1366
P.O.Box 29359, Kampala
Tel 0772-486189
Email: bndawula@gmail.com

rules of the Dubai International Financial Centre (DIFC) London Court of International Arbitration (LCIA) and judgment upon the award rendered by the arbitrators may be entered by any court having jurisdiction thereof. The place of arbitration shall be within Dubai, UAE. The language to be used in the arbitration shall be English. The governing law of this Agreement shall be the law of England and Wales.

SECTION 13
CONFIDENTIALITY/NON DISCLOSURE

"Confidential Information" means any proprietary information of ViVA or WCT, technical data, trade secrets or know-how, including, but not limited to, research, product plans, products, services, customers, customer lists, markets, software, developments, inventions, processes, formulas, technology, designs, drawings, engineering, hardware configuration information, marketing, finances or other business information disclosed by ViVA or WCT,either directly or indirectly in writing, orally or by drawings or inspection of parts or equipment.

13.1 BLB will not, during the term of this Agreement and for a period of two years after its expiration or termination, use ViVA's or WCT's Confidential Information for any purpose whatsoever other than the performance of the Services and the direct support of the Project, or disclose this Confidential Information to any third party, and it is understood that said Confidential Information shall remain the sole property of ViVA or WCT (as the case may be). Confidential Information does not include information which is known to the BLB at the time of disclosure table by ViVA or WCT as evidenced by written records of BLB, or which had become publicly known and made generally available through no wrongful act of BLB, or has been rightfully received by BLB from a third party who is authorized to make such disclosure. Without ViVA's prior written approval, BLB will not directly or indirectly disclose to anyone the existence of this Agreement or the fact that BLB has this arrangement with ViVA.

13.2 BLB recognizes that ViVA and WCT have received and in the future will receive from third parties their confidential or proprietary information subject to a duty on their part to maintain the confidentiality of such information and to use it only for certain limited purposes. BLB agrees that it owes ViVA or WCT (as the case may be) and such third parties, during the term of this Agreement and for a period of two years after its expiration or termination, a duty to hold all such confidential or proprietary

Barnabas Ndawula (Advocate)
I.D. No 1886
P.O.Box 29369, Kampala
Tel 0772-466189
Email: bndawula@gmail.com

information in the strictest confidence and not to disclose it to any person, firm or corporation or to use it except as necessary in carrying out the Services and the direct support of the Project, consistent with ViVA and WCT's agreements with such third parties.

13.3 Upon the expiration or termination of this Agreement, or upon ViVA's earlier request, BLB will deliver to ViVA all of ViVA's and WCT'sproperty or Confidential Information in tangible form that BLB may have in BLB's possession or control.

13.4 In carrying out the terms of this Agreement, it may be necessary for the Parties to provide proprietary and/or confidential information to one another. In such event, the disclosure and use of all proprietary and/or confidential information shall be in accordance with the terms and conditions of a mutual Non-Disclosure Agreement in the form to be set forth (NDA) which will be executed by the Parties. Upon execution such NDA, it will be incorporated by reference as a part of this Agreement. The contents of the NDA may be shown to any government agency, entity or individual only upon the mutual consent of the Parties to this Agreement.

SECTION 14
SURVIVAL

The termination or expiration of this Agreement shall not supersede or affect the obligations of the Parties with respect to the protection of Proprietary Information, as set forth in the annexed Non-Disclosure Agreement between the Parties, which NDA shall survive such termination or expiration and remain in full force and effect.

SECTION 15
EXCLUSIVITY

15.1 This is an exclusive agreement. Neither of the Parties is free to acquire, transfer, alienate or share the effort described in Section 1with anyone other than the other Party to this Agreement. Further, the BLB will not establish its own similar Project, Service, or System, or grant other parties the right to operate similar projects, services or systems for the benefit of itself or other Ugandan/Buganda agencies, entities or individuals for the duration of this Agreement (including any extensions hereof). Online delivery of the Services will be and remain the exclusive right of

Barnabas Ndawula (Advocate)
I.D. No 1886
P.O.Box 29359, Kampala
Tel 0772-466188
Email: bndawula@gmail.com

ViVA for the duration of this Agreement (including any extensions hereof), and as long as ViVA meets mutually agreed to Measurements of Success. ViVA will have 90 days to remedy any deficiency in Measurements of Success before losing its exclusivity hereunder.

15.2 ViVA must achieve Initial Operation within one year of the Effective Date or lose exclusivity.

SECTION 16
NOTICES

All notices, certificates, acknowledgments or other written communications (hereinafter referred to as "Notices") required to be given under this Agreement shall be in writing and shall be deemed to have been given and properly delivered if duly mailed by certified or registered mail to any other Party at the address below or to such other address as any Party may, by written notice, designate to the other. Notices sent by any other means (i.e., facsimile, overnight delivery, courier, and the like) are acceptable subject to written confirmation of both the transmission and receipt of Notice.

ViVA Compliance Technologies Uganda Ltd.
Fredrick L. Whitaker
C/o ViVA International
Suite 501, Fortune Executive Tower JLT, Dubai, UAE
Phone: +971 52 835 2560,
Fax + 971 4 3615211
rick.whitaker@vivaconsultingllc.com

BLB
Chief Executive Officer
P.O Box 14205, Kampala, Uganda
+256 0312 263741
Fax +256 0414 274893
info@bugandalandborad.or.ug

SECTION 17
MODIFICATIONS/NON-WAIVER OF RIGHTS

This Agreement shall not be amended, modified or extended, nor shall any waiver of any right hereunder be effective, unless set forth in a document executed by duly authorized representatives of the

Parties, specifically referencing the provision of this Agreement to be amended, modified, extended or waived. The failure of any Party to insist upon performance of any provision of this Agreement, or to exercise any right, remedy or option provided herein, shall not be construed or deemed as a waiver of the right to assert any of the same at any time thereafter. BLB acknowledges that, in connection with any financing of the Project, it may be necessary to amend the terms of this Agreement and agrees to cooperate with respect to any such amendment.

SECTION 18
ENTIRE AGREEMENT

The foregoing paragraphs and references contain the entire agreement between the Parties and supersede any previous understandings, commitments, or agreements (oral or written) with respect to proposals, technical submissions, marketing materials, any subcontracts or other work emanating from this Project. In the event that any provision of this Agreement is found to be unlawful or unenforceable, the remaining provisions of the Agreement shall nonetheless be enforceable and construed so as to give effect to the Agreement as a whole.

SECTION 19
FORCE MAJEURE

If a Party cannot timely perform any of its obligations under this Agreement due to events beyond its reasonable control and which could not have been avoided by the Party's use of due care, the time period for performance of such obligations shall be extended by a period equal to the delay caused by such event and such Party shall not be deemed a breach of this Agreement. The Parties shall conduct friendly negotiations as soon as possible to find a mutually satisfactory solution to the problems caused by such events.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their authorized representatives as set forth below.

ViVA

By: *[signature]*

Name: Fredrick L. Whitaker

Title: Managing Director

Date: Nov-20, 2015

BUGANDA LAND BOARD

BUGANDA LAND BOARD LIMITED

By: SIGN... CHIEF EXECUTIVE OFFICER/ BOARD SECRETARY

Name: Kyewalabye-Male D.

Title: Chief Executive Officer.

Date: 04/01/16

Witnessed by..................

Barnabas Ndawula (Advocate)
I.D. No 1886
P.O.Box 29359, Kampala
Tel 0772-466189
Email: bndawula@gmail.com

04/01/16

Drawn by:
Buganda Land Board Legal Department
P.O. Box 14205 Kampala.